SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    Under the Securities Exchange Act of 1934



                       BROOKDALE LIVING COMMUNITIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   112462-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Health Partners
                               54 Thompson Street
                            New York, New York 10012
                           Attention: David A. Spuria
                                 (212) 965-0800
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  May 14, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]



4cjl04.DOC

---------- -----------------------------------------------------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               HEALTH PARTNERS
---------- -----------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]

---------- -----------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -----------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS 00 - CONTRIBUTIONS FROM PARTNERS
---------- -----------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]

---------- -----------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
---------- -----------------------------------------------------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
                                                    --------- --------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              5,479,452*
                                                    --------- --------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              0
                                                    --------- --------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              5,479,452*
---------- -----------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,479,452*

---------- -----------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                              [ ]

---------- -----------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           32.1%
---------- -----------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- -----------------------------------------------------------------------------------------------------------------


                                       2

---------- -----------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               CAPITAL Z FINANCIAL SERVICES FUND II, L.P.*

---------- -----------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]

---------- -----------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -----------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           NOT APPLICABLE
---------- -----------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]

---------- -----------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA

---------- -----------------------------------------------------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
                                                    --------- --------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              5,479,452*
                                                    --------- --------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              0
                                                    --------- --------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              5,479,452*
---------- -----------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,479,452*
---------- -----------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                                [ ]

---------- -----------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           32.1%
---------- -----------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- -----------------------------------------------------------------------------------------------------------------

* SOLELY IN ITS CAPACITY AS GENERAL PARTNER OF HEALTH PARTNERS.


                                       3

---------- -----------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               CAPITAL Z PARTNERS, L.P.*
---------- -----------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]

---------- -----------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -----------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           NOT APPLICABLE
---------- -----------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]

---------- -----------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
---------- -----------------------------------------------------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
                                                    --------- --------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              5,479,452*
                                                    --------- --------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              0
                                                    --------- --------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              5,479,452*
---------- -----------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,479,452*
---------- -----------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                         [ ]

---------- -----------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           32.1%
---------- -----------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- -----------------------------------------------------------------------------------------------------------------

* SOLELY IN ITS CAPACITY AS THE SOLE GENERAL PARTNER OF CAPITAL Z FINANCIAL
SERVICES FUND II, L.P.


                                       4

---------- -----------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               CAPITAL Z PARTNERS, LTD.*
---------- -----------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]

---------- -----------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -----------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           NOT APPLICABLE
---------- -----------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]

---------- -----------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
---------- -----------------------------------------------------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
                                                    --------- --------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              5,479,452*
                                                    --------- --------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              0
                                                    --------- --------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              5,479,452*
---------- -----------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,479,452*
---------- -----------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                            [ ]

---------- -----------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           32.1%
---------- -----------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
---------- -----------------------------------------------------------------------------------------------------------------


* SOLELY IN ITS CAPACITY AS THE SOLE GENERAL PARTNER OF CAPITAL Z PARTNERS, L.P.

ITEM 1.  SECURITY AND ISSUER

         Common Stock, $0.01 par value per share (the "Common Stock")

         Brookdale Living Communities, Inc. (the "Company") 77 West Wacker Drive, Suite 4400 Chicago, IL 60601

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Name of Person(s) Filing this Statement (the "Filing
                  Parties"):

         Health Partners, a Bermuda general partnership ("Health Partners"); Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II"); Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z L.P."); and Capital Z Partners, Ltd., a Bermuda corporation ("Capital Z Ltd.").

         (b)      Residence or Business Address:

                  The principal business address of the Filing Parties is 54 Thompson Street, New York, New York 10012.

         (c)      Present Principal Occupation:

                  Health Partners is a general partnership that invests in the securities of healthcare services companies and related businesses. Capital Z Fund II is a private equity fund formed to engage in the investment in securities of financial services entities and serves as a general partner of Health Partners. Capital Z L.P. is a business entity formed to serve as the sole general partner of Capital Z Fund II. Capital Z Ltd. is a business entity formed to serve as the sole general partner of Capital Z L.P.

         (d)      Convictions in Criminal Proceedings during the last 5 Years:

                  None of the Filing Parties has been convicted in a criminal proceeding during the last 5 years.

         (e)      Proceedings involving Federal or State Securities Laws:

                  None of the Filing Parties has, during the last 5 years, been a party to any civil proceeding as a result of which he or it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f)      Citizenship:

                  Each of the Filing Parties is organized under the jurisdiction indicated in paragraph (a) of this Item 2.

         Other Information

                  The attached Schedule I is a list of all of the general partners of Health Partners that are not also Filing Parties, which contains the following information with respect to each entity:

                  (i)      name;

                  (ii)     jurisdiction of organization;

                  (iii)    principal business address; and

                  (iv)     present principal occupation.

                  The attached Schedule II is a list of the directors and executive officers of Capital Z Ltd., which contains the following information with respect to each person:

                  (i)      name;

                  (ii)     principal business address; and

                  (iii)    present principal occupation or employment.

                  None of the entities or persons identified on Schedule I or
         Schedule II hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the entities or persons identified on Schedule I or Schedule II hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person identified on Schedule II hereto is a United States citizen, except for Laurence W. Cheng, who is a citizen of Canada.

                  Steven M. Gluckstern, who is the Chairman of the Board of Capital Z Ltd., and Robert A. Spass, who is the Deputy Chairman of the Board of Capital Z Ltd., may be deemed to be beneficial owners of the Notes, and the underlying Common Stock of the Company, held by Health Partners. Messrs. Gluckstern and Spass disclaim any such beneficial ownership.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS

           As more fully described in Item 6 below, on May 14, 1999, Health Partners purchased $100,000,000 aggregate principal amount of the Company's 5 1/2% Convertible Subordinated Notes due 2009 (the "Notes"). Health Partners used contributions from its partners to fund its purchase of the Notes. Such partners, in turn, used contributions from their respective partners to fund such contributions to Health Partners.

ITEM 4.    PURPOSE OF TRANSACTION

           The Filing Parties consummated the transactions described herein in order to acquire a significant interest in the Company and for investment purposes. Subject to market conditions, the standstill provisions contained in the Stockholders Agreement and other factors, the Filing Parties or their affiliates may acquire or dispose of the Notes or the underlying Common Stock of the Company from time to time in future open-market, privately negotiated or other transactions, may enter into agreements with third parties relating to acquisitions of securities issued or to be issued by the Company or may effect other similar agreements or transactions.

ITEM 5.    INTEREST IN SECURITIES OF ISSUER

           (a) and (b) Each of the Filing Parties may be deemed to beneficially own in the aggregate 5,479,452 shares of the Common Stock of the Company by virtue of Health Partners' ability to convert the Notes held by it into Common Stock of the Company pursuant to the terms and conditions of the Purchase Agreement, the Indenture and the Supplemental Indenture (each, as defined in Item 6 below). With respect to such shares of Common Stock, (i) none of the Filing Parties has the sole power to vote or to direct the vote, or to dispose or to direct the disposition, of such shares, and (ii) each of the Filing Parties has the shared power to vote or to direct the vote, and to dispose or to direct the disposition, of such shares. The aggregate number of shares of Common Stock covered by this Schedule 13D represents approximately 32.1% of the outstanding shares of Common Stock (based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and based on the number of shares of Common Stock outstanding as contained in the Company's most recently available filing with the Securities and Exchange Commission).

           Each of the Filing Parties disclaims beneficial ownership of all securities covered by this Schedule 13D not owned of record by it.

           (c) Except as set forth herein, to the knowledge of the Filing Parties with respect to the other persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

           (d) None.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

           Pursuant to that certain Note Purchase Agreement (the "Purchase Agreement"), dated April 27, 1999, by and between Health Partners and the Company, on May 14, 1999, Health Partners purchased $100,000,000 aggregate principal amount of the Notes. Upon the terms and conditions set forth in the Purchase Agreement and that certain Indenture (the "Indenture"), dated as of May 14, 1999, by and between the Company and State Street Bank and Trust Company, as Trustee (the "Trustee"), as supplemented by that certain Supplemental Indenture (the "Supplemental Indenture"), dated as of May 14, 1999, by and between the Company and the Trustee, the Notes are convertible into 5,479,452 shares of Common Stock, subject to certain anti-dilutive adjustments. As a result of such conversion right, each of the Filing Parties may be deemed to be the beneficial owner of 5,479,452 shares of Common Stock.

           In connection with the transactions contemplated by the Purchase Agreement, Health Partners entered into that certain Stockholders Agreement (the "Stockholders Agreement"), dated as of May 14, 1999, by and among the Company, Health Partners and certain other stockholders of the Company. Pursuant to the Stockholders Agreement, as more fully described in Article 2 thereof, the parties agreed that the Board of Directors of the Company would consist of no more than nine individuals (subject to certain exceptions) and that Health Partners would be entitled to designate two directors. Also pursuant to the Stockholders Agreement, as more fully described in Article 3 thereof and subject to the exceptions described therein, Health Partners agreed that, prior to May 14, 2002, neither Health Partners, Capital Z Ltd. (the ultimate general partner of Health Partners) nor any entities controlled by Capital Z Ltd. would (subject to certain exceptions), without the prior approval of a majority of the directors of the Company other than those designated by Health Partners, (i) acquire beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) of more than 49.9% of the Common Stock (on a fully-diluted basis) or (ii) alone, or in concert with any other person or entity, make any tender offer to acquire additional Common Stock or Common Stock equivalents.

           Also in connection with the transactions contemplated by the Purchase Agreement, Health Partners and the Company entered into that certain Registration Rights Agreement (the "Registration Rights Agreement"), dated as of May 14, 1999. As more fully described in Section 2.2 of the Registration Rights Agreement, the Company generally is obligated to file and maintain for the benefit of Health Partners a shelf registration statement under the Securities Act of 1933, as amended (the "Securities Act") covering resales of the Notes and Common Stock issued upon conversion of the Notes. In addition, as more fully described in Section 2.1 of the Registration Rights Agreement, the Company granted to Health Partners certain incidental registration rights with respect to offerings under the Securities Act.

           The descriptions of the Purchase Agreement, the Indenture, the Supplemental Indenture, the Stockholders Agreement and the Registration Rights Agreement contained herein are qualified in their entirety by reference to the applicable agreements, which are incorporated by reference herewith as Exhibits 99(a), 99(b), 99(c), 99(d) and 99(e) respectively.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         99(a) Note Purchase Agreement, dated as of April 27, 1999, by and between Health Partners and the Company.*

         99(b) Indenture, dated as of May 14, 1999, by and between the Company and the Trustee.**

         99(c) Supplemental Indenture, dated as of May 14, 1999, by and between the Company and the Trustee.**

         99(d) Stockholders Agreement, dated as of May 14, 1999, by and among the Company, Health Partners and certain other stockholders of the Company.**

         99(e) Registration Rights Agreement, dated as of May 14, 1999, by and between the Company and Health Partners.**



         * Incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 29, 1999.

         ** Incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 19, 1999.

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                     Date:  November 19, 1999


                     HEALTH PARTNERS

                     By:  Capital Z Financial Services Fund II, L.P.,
                             its General Partner

                     By:  Capital Z Partners, L.P., its General Partner

                     By:  Capital Z Partners, Ltd., its General Partner


                     By:  /s/ David A. Spuria
                          ------------------------------------------------------
                          David A. Spuria
                          General Counsel, Vice President of Administration
                          and Secretary

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                      Date:  November 19, 1999


                      CAPITAL Z FINANCIAL SERVICES
                      FUND II, L.P.

                      By:  Capital Z Partners, L.P., its General Partner

                      By:  Capital Z Partners, Ltd., its General Partner

                      By:  /s/ David A. Spuria
                           ---------------------------------------------------
                           David A. Spuria
                           General Counsel, Vice President of Administration and Secretary

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                      Date:  November 19, 1999



                      CAPITAL Z PARTNERS, L.P.

                      By:  Capital Z Partners, Ltd., its General Partner

                      By:  /s/ David A. Spuria
                           --------------------------------------------------
                           David A. Spuria
                           General Counsel, Vice President of Administration and Secretary

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                     Date:  November 19, 1999


                     CAPITAL Z PARTNERS, LTD.


                     By:  /s/ David A. Spuria
                          --------------------------------------------------
                          David A. Spuria
                          General Counsel, Vice President of Administration and Secretary

                                                                    SCHEDULE I
                                                                    ----------


                    OTHER GENERAL PARTNERS OF HEALTH PARTNERS

           Capital Z Financial Services Private Fund II, L.P. ("Private Fund II"), a Bermuda limited partnership that was formed to engage in the investment in securities of financial service entities, is a general partner of Health Partners. The principal business address of Private Fund II is 54 Thompson Street, New York, New York 10012.

           International Managed Care Advisors, Inc. ("IMCA"), a Delaware corporation that was formed to invest in and advise healthcare services companies, is a general partner of Health Partners. The principal business address of IMCA is 54 Thompson Street, New York, New York 10012.

                                                                  SCHEDULE II
                                                                  -----------

                            CAPITAL Z PARTNERS, LTD.


Name, business address and present principal occupation or employment of the directors and executive officers:

Steven M. Gluckstern
Chairman of the Board
54 Thompson Street
New York, New York  10012

Robert A. Spass
Deputy Chairman of the Board
54 Thompson Street
New York, New York  10012

Laurence W. Cheng
President and Director
54 Thompson Street
New York, New York  10012

Bradley E. Cooper
Senior Vice President and Director
54 Thompson Street
New York, New York  10012

Mark K. Gormley
Senior Vice President and Director
54 Thompson Street
New York, New York  10012

Adam M. Mizel
Senior Vice President and Director
54 Thompson Street
New York, New York  10012

Paul H. Warren
Senior Vice President and Director
54 Thompson Street
New York, New York  10012

Scott M. Delman
Senior Vice President and Director
54 Thompson Street
New York, New York  10012

David A. Spuria
General Counsel, Vice President of Administration and Secretary
54 Thompson Street
New York, New York  10012

Roland V. Bernardon
Chief Financial Officer, Treasurer and Assistant Secretary
54 Thompson Street
New York, New York  10012

                                  Exhibit Index


          Name of Exhibit                                          Page Number
          ---------------                                          -----------

99(a)     Note Purchase Agreement, dated as of April 27,
          1999, by and between Health Partners and the Company.*

99(b) Indenture, dated as of May 14, 1999, by and between the Company and the Trustee.**

99(c)     Supplemental Indenture, dated as of May 14,
          1999, by and between the Company and the Trustee.**

99(d) Stockholders Agreement, dated as of May 14, 1999, by and among the Company, Health Partners and certain other stockholders of the Company.**

99(e)     Registration Rights Agreement, dated as of May 14,
          1999, by and between the Company and Health
          Partners.**



* Incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 29, 1999.

** Incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 19, 1999.